UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

InsWeb Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45809K103

(CUSIP Number)

October 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:   ☐

1	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Hussein A. Enan
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of	7	Sole Voting Power 1,879,822
Shares Beneficially Owned By	8	Shared Voting Power 41,250
By Each Reporting Person	9	Sole Dispositive Power 1,879,822
With	10	Shared Dispositive Power 41,250
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,921,072
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row 11 29.5%
14	Type Of Reporting Person IN

1	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Danielle S. Enan
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
NUMBER OF	7	Sole Voting Power 41,250
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power 1,879,822
BY EACH REPORTING PERSON	9	Sole Dispositive Power 41,250
WITH	10	Shared Dispositive Power 1,879,822
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,921,072
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row 11 29.5%
14	Type Of Reporting Person IN

This Amendment No. 9 to Schedule 13D amends a prior statement on Schedule 13D (the “Schedule 13D”) filed on February 26, 2003 and subsequently amended relating to shares of common stock, par value $0.001 (“Common Stock”) of InsWeb Corporation, a Delaware corporation (“InsWeb”).  The Schedule 13D is amended only as expressly reported herein and otherwise remains unchanged.

Item 4                Purpose of Transaction

The purchases of the Reporting Persons were made over time for investment purposes.  The share ownership of the Reporting Persons first exceeded 20% of the outstanding shares of the Company on January 26, 2003.

Since the last Amendment of the Schedule 13D, the Reporting Persons acquired 204,369 shares upon the exercise of employee stock options.

On October 10, 2011, the Reporting Persons executed a Voting and Support Agreement with Bankrate, Inc. (“Bankrate”) in connection with the Company’s sale of substantially all of its assets relating to its insurance lead generation and marketing business to Bankrate. A copy of the Voting and Support Agreement is attached as Exhibit 2 to this Amendment 9.

Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.  Each of the Reporting Persons intends to continuously review its investment in InsWeb, and may in the future determine, either alone or as part of a group, to acquire additional securities of InsWeb, through open market purchases, private agreements, the granting of stock options by InsWeb, or otherwise.  Each of the Reporting Persons may also dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of InsWeb.  Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters.

Item 5                Interest in Securities of the Issuer

Mr. Hussein Enan is the beneficial owner of 1,921,072 shares of Common Stock (representing 1,457,488 shares of Common Stock and options to purchase 463,584 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Mr. Enan’s percentage ownership is 29.5% based on 6,052,580 shares of common stock outstanding as of October 3, 2011, plus any securities held by Mr. Enan that are exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Mr. Enan has sole voting and dispositive power over 1,879,822 shares.

Mrs. Danielle Enan is the beneficial owner of 1,921,072 shares of Common Stock (representing 1,457,488 shares of Common Stock and options to purchase 463,584 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Mrs. Enan’s percentage ownership is 29.5% based on 6,052,580 shares of common stock outstanding as of October 3, 2011, plus any securities held by Mrs. Enan that are exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Mrs. Enan has sole voting and dispositive power over 41,250 shares.

Item 6                Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer

This joint filing is made pursuant to the Joint Filing Agreement dated October 12 , 2011 attached as Exhibit 1.

Item 7                Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
1	Joint Filing Agreement dated October 12, 2011
2	Voting and Support Agreement dated October 10, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2011

/s/ Hussein A. Enan	/s/ Danielle S. Enan
Hussein A. Enan	Danielle S. Enan

Exhibit Index

EXHIBIT REFERENCE DESCRIPTION

1.	Agreement to Jointly File Schedule 13D
2.	Voting and Support Agreement